SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 Amendment No. 5

                    Under the Securities Exchange Act of 1934

                            Flamel Technologies S.A.
                           --------------------------
                                (Name of Issuer)

                                Ordinary Shares
                           --------------------------
                         (Title of Class of Securities)

                                   338488 10 9
                           --------------------------
                                 (CUSIP Number)

                                  Hilary Strain
                       One Embarcadero Center, Suite 4050
                             San Francisco, CA 94111
                                 (415) 362-4022
                           --------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 2, 2003
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                               Page 1 of 16 Pages

CUSIP No. 0338488 10 9                    13D                 Page 2 of 16 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Alta Partners
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a):
                                                                 (b) X

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      California
--------------------------------------------------------------------------------
Number Of Shares                            (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                 (8)  Shared Voting Power      -0-


                                            (9)  Sole Dispositive Power   -0-


                                            (10) Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-  Exit Filing
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0%   Exit Filing
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0338488 10 9                    13D                 Page 3 of 16 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Alta BioPharma Partners, L.P.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a):
                                                                 (b) X

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      Delaware
--------------------------------------------------------------------------------
Number Of Shares                            (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                 (8)  Shared Voting Power      -0-


                                            (9)  Sole Dispositive Power   -0-


                                            (10) Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-  Exit Filing
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0%   Exit Filing
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0338488 10 9                    13D                 Page 4 of 16 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Alta Embarcadero BioPharma, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a):
                                                                 (b) X

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      California
--------------------------------------------------------------------------------
Number Of Shares                            (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                 (8)  Shared Voting Power      -0-


                                            (9)  Sole Dispositive Power   -0-


                                            (10) Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-  Exit Filing
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0%   Exit Filing
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0338488 10 9                    13D                 Page 5 of 16 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Flamel Chase Partners (Alta Bio), LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a):
                                                                 (b) X

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      Delaware
--------------------------------------------------------------------------------
Number Of Shares                            (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                 (8)  Shared Voting Power      -0-


                                            (9)  Sole Dispositive Power   -0-


                                            (10) Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-  Exit Filing
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0%   Exit Filing
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0338488 10 9                    13D                 Page 6 of 16 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Alta BioPharma Management, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a):
                                                                 (b) X

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      Delaware
--------------------------------------------------------------------------------
Number Of Shares                            (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                 (8)  Shared Voting Power      -0-


                                            (9)  Sole Dispositive Power   -0-


                                            (10) Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-  Exit Filing
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0%   Exit Filing
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0338488 10 9                    13D                 Page 7 of 16 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Alta/Chase BioPharma Management, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a):
                                                                 (b) X

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      WC
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      Delaware
--------------------------------------------------------------------------------
Number Of Shares                            (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                 (8)  Shared Voting Power      -0-


                                            (9)  Sole Dispositive Power   -0-


                                            (10) Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-  Exit Filing
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0%   Exit Filing
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0338488 10 9                    13D                 Page 8 of 16 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Jean Deleage
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a):
                                                                 (b) X

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      AF
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                            (7)  Sole Voting Power         1
Beneficially Owned
By Each Reporting
Person With                                 (8)  Shared Voting Power      -0-
                                                                      Footnote 1

                                            (9)  Sole Dispositive Power    1


                                            (10) Shared Dispositive Power -0-
                                                                      Footnote 1

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1  Please see Footnote 1      Exit Filing
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0%   Exit Filing
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

        Footnote 7: Jean Deleage owns one share of Flamel Ordinary stock.

CUSIP No. 0338488 10 9                    13D                 Page 9 of 16 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Garrett Gruener
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a):
                                                                 (b) X

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      AF
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                            (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                 (8)  Shared Voting Power      -0-


                                            (9)  Sole Dispositive Power   -0-


                                            (10) Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-  Exit Filing
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0%   Exit Filing
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0338488 10 9                    13D                Page 10 of 16 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Daniel Janney
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a):
                                                                 (b) X

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      AF
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                            (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                 (8)  Shared Voting Power      -0-


                                            (9)  Sole Dispositive Power   -0-


                                            (10) Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-  Exit Filing
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0%   Exit Filing
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0338488 10 9                    13D                Page 11 of 16 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Alix Marduel
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a):
                                                                 (b) X

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      AF
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                            (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                 (8)  Shared Voting Power      -0-


                                            (9)  Sole Dispositive Power   -0-


                                            (10) Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-  Exit Filing
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0%   Exit Filing
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0338488 10 9                    13D                Page 12 of 16 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Guy Nohra
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a):
                                                                 (b) X

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source Of Funds*

      AF
--------------------------------------------------------------------------------
  (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

--------------------------------------------------------------------------------
  (6) Citizenship Or Place Of Organization

      U.S.A.
--------------------------------------------------------------------------------
Number Of Shares                            (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                 (8)  Shared Voting Power      -0-


                                            (9)  Sole Dispositive Power   -0-


                                            (10) Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-  Exit Filing
--------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  0%   Exit Filing
--------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1. Security and Issuer.

                  This Statement on Schedule D relates to the Ordinary Shares, $0.080 French franc par value per share (the "Shares"), of Flamel Technologies, S.A., a French Societe Anonyme organized under the laws of The Republic of France (the "Company"). The principal executive offices of the Company are located at Parc Club Du Moulin a Vent, 33, avenue de Dr. Georges Levy, Venissieux, Cedex 69693, France.

                  EXIT FILING --- On October 2 and 8, 2003, the funds affiliated with Alta Partners sold all its holdings in Flamel Technologies, S.A. Alta
BioPharma Partners, L.P. sold 1,351,954 shares (exercised from warrants previously held and subsequently converted into ADS's) of the Issuers Ordinary Stock, Flamel Chase Partners (Alta Bio), LLC sold 772,088 shares (exercised from warrants previously held and subsequently converted into ADS's) of the Issuer's Ordinary Stock and Alta Embarcadero BioPharma Partners, LLC sold 50,958 shares (exercised from warrants previously held and subsequently converted into ADS's) of the Issuer's Ordinary Stock.

Item 2. Identity and Background.

                  (a) This Exit Filing is filed by (i) Alta BioPharma Partners, L.P., a Delaware limited partnership ("Alta BioPharma") by virtue of having been a record owner that sold its holdings of 1,351,954 shares (exercised from warrants previously held and subsequently converted into ADS's) of the Issuer's Ordinary Stock on October 2 and 8, 2003, (ii) Alta Embarcadero BioPharma Partners, LLC, a California limited liability company ("Embarcadero LLC") by virtue of having been a record owner that sold 50,958 shares (exercised from warrants previously held and subsequently converted into ADS's) of the Issuer's Ordinary Stock on October 2 and 8, 2003, and (iii) Flamel Chase Partners (Alta
Bio), LLC, a Delaware limited liability company ("Flamel Alta Bio") by virtue of having been a record owner that sold its 772,088 shares (exercised from warrants previously held and subsequently converted into ADS's) of the Issuer's Ordinary Stock on October 2 and 8, 2003, and (iv) Alta BioPharma Management Partners, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma; (v) Alta/Chase BioPharma Management LLC, a Delaware limited liability company (Alta/Chase Management) by virtue of being the sole managing member of Flamel Chase Partners (Alta Bio), LLC and (vi) Alta Partners, a California corporation ("Alta Partners"), by virtue of being the management advisory company of these entities. Alta BioPharma, Embarcadero LLC, Flamel Alta Bio, Alta Management, Alta/Chase
Management and Alta Partners are collectively referred to as the "Reporting Persons." Jean Deleage, Garrett Gruener, Daniel Janney, Alix Marduel, and Guy Nohra (the "Managing Directors") are the managing directors and members of Alta Management, Alta/Chase Management and officers of Alta Partners. By virtue of the relationships described above and their roles with Alta Partners, each of the managing directors and members may be deemed to control Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the shares held by each entity. However, none of the managing directors, acting alone, has voting or investment power with respect to the shares directly beneficially held by the entities and, as a result, the managing directors disclaim beneficial ownership of the shares beneficially owned by each entity, except to the extent of their proportionate pecuniary interests therein. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. Certain managing directors are members of Embarcadero LLC and certain members of Embarcadero LLC are affiliates of Alta Partners.

                  (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, Flamel Chase Alta Bio, Alta Management, Alta/Chase Management and Alta Partners, and the business address of each Partner, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

                  (c) Alta Partners provides investment advisory services to venture capital firms. Alta BioPharma, Flamel Chase Alta Bio and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta/Chase Management and Alta Management's principal business is acting as managing director of Flamel Chase Alta Bio and Alta BioPharma, respectively. Each of the Directors' principal business is acting as a managing director of Alta Management and Alta/Chase Management and as a director of Alta Partners.

                              Page 13 of 16 Pages

                  (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the managing directors, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, and none of the managing directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                  (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a California limited liability corporation. Flamel Chase Alta Bio is a Delaware limited liability company. Alta Management and Alta/Chase Management are Delaware limited liability companies. Each of the Managing Directors is a citizen of the United States.

                  (g) Jean Deleage resigned his position as a Director of Flamel Technologies on August 13, 2001. Mr. Deleage owns one share of Ordinary Stock of Flamel Technologies stock. He is a managing director of Alta Management, Alta/Chase Management and a managing member of Embarcadero, LLC. By virtue of his roles with Alta Partners, he may be deemed to share control of Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, he is not acting alone, he has voting or investment power with respect to the shares directly beneficially held by the entities and, as a result, he disclaims beneficial ownership of the shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity.

Item 3. Source and Amount of Funds or Other Consideration.

                  N/A Exit Filing --- On October 2 and 8, 2003, the funds affiliated with Alta Partners sold all their holdings in Flamel Technologies, S.A. Alta BioPharma Partners, L.P. sold 1,351,954 shares (exercised from warrants previously held and subsequently converted into ADS's) of the Issuer's Ordinary Stock, Flamel Chase Partners (Alta Bio), LLC sold 772,088 shares (exercised from warrants previously held and subsequently converted into ADS's) of the Issuer's Ordinary Stock, and Alta Embarcadero BioPharma Partners, LLC sold 50,958 shares (exercised from warrants previously held and subsequently converted into ADS's) of the Issuer's Ordinary Stock.

Item 4. Purpose of Transaction.

        Exit Filing  --- See Item 3


Item 5. Interest in Securities of the Issuer.

        Exit Filing

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Exit Filing

Item 7. Material to be Filed as Exhibits.

        Exhibit A:  Joint Filing Statement

                               Page 14 of 16 Pages

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 9, 2003

Alta Partners                                                 Alta BioPharma Partners, L.P.

By:               /s/ Jean Deleage                            By:      Alta BioPharma Management, LLC
         --------------------------------------------                  Its General Partner
         Jean Deleage, President


Alta BioPharma Management, LLC                                By:           /s/ Jean Deleage
                                                                       --------------------------------------------
                                                                       Jean Deleage, Managing Director

By:               /s/ Jean Deleage                            Flamel Chase Partners (Alta Bio), LLC
         --------------------------------------------
         Jean Deleage, Managing Director
                                                              By:      Alta/Chase BioPharma Management, LLC
Alta/Chase BioPharma Management, LLC                                   Its Managing Member

By:               /s/ Jean Deleage                            By:           /s/ Jean Deleage
         --------------------------------------------                  --------------------------------------------
         Jean Deleage, Member                                          Jean Deleage, Member

Alta Embarcadero BioPharma Partners, LLC


By:               /s/ Jean Deleage
         --------------------------------------------
         Jean Deleage, Member


         /s/ Jean Deleage                                                   /s/ Guy Nohra
-----------------------------------------------------         -----------------------------------------------------
Jean Deleage                                                  Guy Nohra

         /s/ Garrett Gruener                                                /s/ Alix Marduel
-----------------------------------------------------         -----------------------------------------------------
Garrett Gruener                                               Alix Marduel

        /s/ Daniel Janney
-----------------------------------------------------
Daniel Janney

                               Page 15 of 16 Pages

                                    EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.

Date:  October 9, 2003

Alta Partners                                                 Alta BioPharma Partners, L.P.

By:               /s/ Jean Deleage                            By:      Alta BioPharma Management, LLC
         --------------------------------------------                  Its General Partner
         Jean Deleage, President


Alta BioPharma Management, LLC                                By:           /s/ Jean Deleage
                                                                       --------------------------------------------
                                                                       Jean Deleage, Managing Director

By:               /s/ Jean Deleage                            Flamel Chase Partners (Alta Bio), LLC
         --------------------------------------------
         Jean Deleage, Managing Director
                                                              By:      Alta/Chase BioPharma Management, LLC
Alta/Chase BioPharma Management, LLC                                   Its Managing Member

By:               /s/ Jean Deleage                            By:           /s/ Jean Deleage
         --------------------------------------------                  --------------------------------------------
         Jean Deleage, Member                                          Jean Deleage, Member

Alta Embarcadero BioPharma Partners, LLC


By:               /s/ Jean Deleage
         --------------------------------------------
         Jean Deleage, Member


         /s/ Jean Deleage                                                   /s/ Guy Nohra
-----------------------------------------------------         -----------------------------------------------------
Jean Deleage                                                  Guy Nohra

         /s/ Garrett Gruener                                                /s/ Alix Marduel
-----------------------------------------------------         -----------------------------------------------------
Garrett Gruener                                               Alix Marduel

        /s/ Daniel Janney
-----------------------------------------------------
Daniel Janney

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